

Jeff Mahony · 2nd

Co-Founder, CEO, UbiquiCorp, Founder, Chairman at SaveDaily Holdings Corp, Managing Principal at SaveDaily International

Manhattan Beach, California · 500+ connections · **Contact info**

NEFT Vodka USA, In

 **University of Califor**
Angeles

Experience

Managing Director
NEFT Vodka USA, Inc.
Nov 2018 – Present · 1 yr 9 mos
West Los Angeles



Co-Founder, Chief Executive Officer
Ubiquicoin/Bryt
Jun 2017 – Present · 3 yrs 2 mos
Zürich Area, Switzerland

The first decentralized digital currency to be backed by a financial guarantee, built on a proven infrastructure, with an equitable revenue share structure for all participants, all designed to optimize and implement the goals of the global financial revolution.

Founder, Chairman, Chief Architect
SaveDaily Holdings Corp.

May 2017 – Present · 3 yrs 3 mos

Founder, Chairman, Chief Executive Officer

SaveDaily Holdings Corporation

Jan 2014 – Present · 6 yrs 7 mos

Managing Principal

SaveDaily International Services LLC

Jan 2014 – Present · 6 yrs 7 mos

Building and managing SaveDaily's overseas operations and branch offices in PanAsia, Europe, Latin America, South Africa, and the UAE.

Show 3 more experiences ⌄

Education



University of California, Los Angeles

Bachelor of Science, Cognitive Science

1985 – 1989



